
August 24, 2023

A.J. Silber
Managing Director
Brookfield Business Corporation
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: Brookfield Business Corporation**
> **Form 20-F for the year ended December 31, 2022**
> **Filed March 17, 2023**
> **File No. 001-41313**

Dear A.J. Silber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction